VIA EDGAR	October 1, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan and Pam Howell

Re: Sizzle Acquisition Corp. II

Draft Registration Statement on Form S-1

Submitted August 28, 2024

CIK No. 0002030663

Ladies and Gentlemen:

Sizzle Acquisition Corp. II (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 24, 2024, regarding the Draft Registration Statement on Form S-1 submitted August 28, 2024 (the “Draft Registration Statement”). This letter will be filed concurrently with the filing of Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”).

Draft Registration Statement on Form S-1

Cover Page

1.	Please provide a cross-reference highlighted by prominent type or in another manner to all the sections in the prospectus for disclosures related to each of compensation and material conflicts of interest, as required by Item 1602(a)(3) and (5) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise that we have added the requested disclosure on the cover page of Amendment No. 1.

2.	We note your disclosure that certain institutional investors may purchase non-managing sponsor membership interests and may purchase shares in the offering. Please disclose whether there is a cap on the amount that each investor may purchase. Please disclose that the non-managing sponsor investors will have the potential to realize enhanced economic returns from their investment as compared to other investors purchasing in the offering. Further, please disclose the potential material impact of these purchases on public investors and clarify whether the potential limited number of public investors would impact your listing eligibility. Lastly, please file any agreement or form of any agreements with the non-managing sponsor investors as exhibits.

We respectfully acknowledge the Staff’s comment and advise that we have added the requested disclosure on the cover page of Amendment No. 1.

The Company acknowledges the Staff’s request to file any agreements with the non-managing sponsor investors as exhibits, or advise as to why they are not material, and the Company advises the Staff that the Company does not believe that such agreements are material. In particular, the Company notes that the Company is not a party to any such agreements and has no obligations to any non-managing sponsor investor (or any other member of the sponsor) pursuant to such agreements. Furthermore, the Company confirms that any material provisions of such agreements have been fulsomely described in the Registration Statement. The Company also notes, as stated in the Registration Statement, that there is no assurance that any non-managing sponsor member will acquire any units in this offering (nor is any such purchase a condition to such agreements).

In addition, the Company notes that, as noted in the Registration Statement, none of the non-managing sponsor members have voting rights, management rights or governance vetoes with respect to the sponsor. Finally, none of the non-managing sponsor members will be under any obligation to hold any units or public shares following the closing of the offering (and there are no contractual consequences to any such investor if it does not continue to own such securities at any time, including at the time of the vote to approve an initial business combination, or at the consummation of an initial business combination). As a result, there is no assurance that any of the non-managing sponsor members will even be an investor at the time the Company’s shareholders vote on an initial business combination, and the Company cannot predict how the non-managing sponsor members will vote in connection with an initial business combination (or if they will vote at all).

In addition to the Company’s belief that any such agreements are not material, filing such agreements as exhibits to the Registration Statement may have the unintended effect of misleading investors as to the Company’s post-offering ownership and the Company’s ability to complete an initial business combination.

3.	Please revise the compensation and share issuances to include the anti-dilution rights associated with the founder shares and disclose whether the compensation and securities issuances, including the private warrants, the anti-dilution rights, and the warrants that may be issued for the repayment of loans may result in a material dilution of the purchasers' equity interests. See Item 1602(a)(3) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise that we have added the requested disclosure on the cover page of Amendment No. 1.

Summary, page 1

4.	Under Conflicts of Interest, please disclose the limited payments to insiders as discussed beginning on page 37. Please also revise the fourth paragraph of this section to discuss the nominal price paid for the founder shares.

We respectfully acknowledge the Staff’s comment and advise that we have added the requested disclosure on pages 40 – 42 of Amendment No. 1.

5.	Please disclose in the summary your plans to seek additional financing to complete an initial business combination including PIPE transactions and other equity or debt offerings. Also, please describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise that we have added the requested disclosure on page 10 of Amendment No. 1.

6.	Following the table on page 11 disclosing the nature and amount of compensation to be received, revise to disclose the extent to which the securities issuance of shares, warrants and shares underlying warrants (which may be exercised on a cashless basis), may result in a material dilution of the purchasers' equity interests, including shares and warrants that may be converted from loans from the sponsor. See Item 1602(b)(6) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise that we have added the requested disclosure on pages 11 – 12 of Amendment No. 1.

7.	Please explain on page 10 why you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete an initial business combination.

We respectfully acknowledge the Staff’s comment and advise that we have revised Amendment No. 1 to remove the referenced language.

Management Team, page 3

8.	Please disclose any extensions and redemption levels in connection with any extension and/or business combination for Sizzle I. See Regulation S-K Item 1603(a)(3).

We respectfully acknowledge the Staff’s comment and advise that we have added the requested disclosure on page 3 of Amendment No. 1.

Risk Factors, page 45

9.	We note the disclosure on page 13 that "in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement warrants or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities." Please add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

We respectfully acknowledge the Staff’s comment and advise that we have added the requested disclosure on page 78 of Amendment No. 1.

Dilution, page 97

10.	In the disclosure regarding the dilution table on page 97, please revise to expand on your assumption that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that you may seek in connection with an initial business combination, by highlighting that you may need to do so because you intend to target an initial business combination with a target business with an enterprise value that is greater than what you could acquire with the net proceeds of this offering and the sale of the private placement warrants, as you state on page 67 and elsewhere.

We respectfully acknowledge the Staff’s comment and advise that we have added the requested disclosure on page 100 of Amendment No. 1.

11.	Please revise the disclosure outside of the table to describe each material potential source of future dilution following the registered offering by the special purpose acquisition company, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Your revisions should address, but not be limited to, shares that may be issued in connection with the closing of your initial business combination, additional financing in connection with the closing of your initial business combination, and up to $1,500,000 of working capital loans that may be convertible into private placement warrants. See Item 1602(c) of Regulation S-K. Executive Officer and Director Compensation, page 142

We respectfully acknowledge the Staff’s comment and advise that we have added the requested disclosure on page 100 of Amendment No. 1.

Executive Officer and Director Compensation, page 142

12.	Please revise to include the membership interests in the sponsor to be issued to your independent directors, as disclosed on page 109. Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 152

We respectfully acknowledge the Staff’s comment and advise that we have added the requested disclosure on pages 10, 112 and 154 of Amendment No. 1.

Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 152

13.	We note the disclosure on page 24 that "except in certain limited circumstances, no member of the sponsor (including the non-managing sponsor investors) may Transfer all or any portion of its membership interests in the sponsor" and the cross-reference to this section for more information. However, we are unable to locate any information in this section regarding transfers of membership interests in the sponsor. Please revise to disclose those circumstances when the members of the sponsor may transfer their membership interests, as required by Item 1603(a)(6) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise that we have added the requested disclosure on page 156 of Amendment No. 1.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Benjamin Reichel Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Sizzle Acquisition Corp. II

By:	/s/ Steve Salis
Name:	Steve Salis
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

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